Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Calix, Inc.
(Name of Issuer)

Common Stock, $0.025 par value
(Title of Class of Securities)
13100M509
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13100M509	Schedule 13G	Page 2 of 9 Pages

1	Names of Reporting Persons Carl Russo
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,693,819
	6	Shared Voting Power 275,633
	7	Sole Dispositive Power 6,693,819
	8	Shared Dispositive Power 275,633
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,269,452
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.0%
12	Type of Reporting Person IN

CUSIP No. 13100M509	Schedule 13G	Page 3 of 9 Pages

1	Names of Reporting Persons The Crescentico Trust
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,239,188
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,239,188
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,239,188
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person OO

CUSIP No. 13100M509	Schedule 13G	Page 4 of 9 Pages

1	Names of Reporting Persons Equanimous Investments
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 275,633
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 275,633
9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,633
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.4%
12	Type of Reporting Person OO

CUSIP No. 13100M509	Schedule 13G	Page 5 of 9 Pages

ITEM 1.(a)    Name of Issuer:
Calix, Inc. (the “Issuer”)
(b)    Address of Issuer’s Principal Executive Offices:

2777 Orchard Parkway
San Jose, California, 95134
ITEM 2.     (a)    Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)    Carl Russo
(ii)    The Crescentico Trust
(iii)    Equanimous Investments
(b)    Address or Principal Business Office:

The address for each of the Reporting Persons is 1960 The Alameda, Suite 150, San Jose, California 95126.
(c)    Citizenship of each Reporting Person is:

Mr. Russo is a citizen of the United States of America. Each of the other Reporting Persons is organized in the state of California.

(d)    Title of Class of Securities:

Common Stock, $0.025 par value (“Common Stock”)
(e)    CUSIP Number:

13100M509
ITEM 3.
Not applicable.

CUSIP No. 13100M509	Schedule 13G	Page 6 of 9 Pages

ITEM 4.    Ownership.

(a-c)
The ownership information presented below represents beneficial ownership of shares of Common Stock as of the date hereof, based upon 65,867,044 shares of Common Stock outstanding as of October 16, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carl Russo	7,269,452	11.0%	6,693,819	275,633	6,693,819	275,633
The Crescentico Trust	2,239,188	3.4%	2,239,188	0	2,239,188	0
Equanimous Investments	275,633	0.4%	0	275,633	0	275,633
    The ownership information reported above includes (i) 3,748,381 shares of Common Stock held directly by Mr. Russo, (ii) 1,006,250 shares of Common Stock, which may be acquired by Mr. Russo within 60 days of the date hereof upon exercise of stock options, (iii) 2,239,188 shares held by the Crescentico Trust, of which Mr. Russo is the trustee, and (iv) 275,633 shares held by Equanimous Investments, of which Mr. Russo is a managing member.

    The securities beneficially owned by Tim Pasquinelli and Calgrat Partners, L.P. are no longer included in this report and Mr. Russo disclaims beneficial ownership of such securities.
ITEM 5.    Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.    Identification and Classification of Members of the Group.
Not applicable.
ITEM 9.    Notice of Dissolution of Group.
Not applicable.
ITEM 10.     Certification.

CUSIP No. 13100M509	Schedule 13G	Page 7 of 9 Pages

Not applicable

CUSIP No. 13100M509	Schedule 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2024

CARL RUSSO

/s/ Carl Russo
Carl Russo

The Crescentico Trust

By:     /s/ Carl Russo
Name:    Carl Russo
Title:     Trustee

EQUANIMOUS INVESTMENTS

By:     /s/ Carl Russo
Name:    Carl Russo
Title:     Managing Member

CUSIP No. 13100M509	Schedule 13G	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2011).